Mainvest Holdings Corp.

Financial Statements and Report

June 30, 2022 and 2021

Table of Contents

Independent Accountant's Review Report 2

Balance Sheet 4

Statement of Income 5

Statement of Changes in Stockholders' Equity 6

Statement of Cash Flows 7

Notes to the Financial Statements 8



Independent Accountant's Review Report

Nicholas Mathews
Mainvest Holdings Corp.
Salem, MA

We have reviewed the accompanying financial statements of Mainvest Holdings Corp. (the company), which comprise the balance sheets as of June 30, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Mainvest Holdings Corp. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 12 to the financial statements, the company has suffered recurring losses from operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

_____

Philip Debaugh, CPA

OWINGS MILLS, MD
September 21, 2022

Mainvest Holdings Corp.
Balance Sheet(Unaudited)
As of June 30, 2022 and 2021

	Note	2022	2021
		$	$
Assets			
Current Assets			
Cash and cash equivalents	2	353,205	1,789,235
Receivables	1.h	42,336	23,154
Deposits	3	19,990	15,000
Total Current Assets		415,531	1,827,389
Noncurrent Assets			
Domain name, net	4	4,251	4,584
Total Noncurrent Assets		4,251	4,584
Total Assets		419,782	1,831,973
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	5	85,519	41,851
Total Current Liabilities		85,519	41,851
Noncurrent Liabilities			
Debt, noncurrent	6	94,543	94,543
Simple Agreement for Future Equity (SAFEs)	8	450,000	-
Total Noncurrent Liabilities		544,543	94,543
Total Liabilities		630,062	136,394
Stockholders' Equity			
Preferred stock; 7,522,685 issued and outstanding as of June 30, 2022 and 2021, respectively; $0.00001 par value	10	75	75
Common stock; 10,122,360 and 10,024,998 issued and outstanding as of June 30, 2022 and 2021, respectively; $0.00001 par value	10	101	100
Additional paid-in capital - Stock Compensation	9	2,046,942	1,890,063
Additional paid-in capital		4,968,596	4,950,098
Accumulated Deficit		(7,225,994)	(5,144,757)
Total Stockholders' Equity		(210,280)	1,695,579
Total Liabilities & Stockholders' Equity		419,782	1,831,973

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.

Statement of Income (Unaudited)

For the years ended June 30, 2022 and 2021

	Note	2022 $	2021 $
Gross Profit (Loss)			
Revenues	1.k	497,978	367,805
Cost of Revenues	1.l	381,185	350,496
Gross Profit (Loss)		116,793	17,309
Operating Expenses			
Salaries, benefits, payroll taxes and equity compensation	9	1,386,337	1,544,772
Communications and information technology		159,679	145,504
Advertising and promotion		240,197	425,871
Legal and other professional fees and services		201,654	362,975
Insurance		156,804	132,851
Rent		27,202	27,744
Office supplies		7,061	17,477
Memberships and licenses		6,468	6,375
Travel		5,952	21,369
Utilities		5,302	3,642
Meals and entertainment		1,321	7,597
Other operating expense		2,517	13,630
Amortization	4	333	333
Total Operating Expenses		2,200,827	2,710,140
Operating Income (Loss)		(2,084,034)	(2,692,831)
Other Income (expense)			
Interest expense	6	(2,285)	(2,231)
Gain on PPP loan debt extinguishment	7	-	145,255
Other income		5,082	8,145
Total Other Income (expense)		2,797	151,169
Net Income (Loss)		(2,081,237)	(2,541,662)

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.

Statement of Changes in Stockholders' Equity (Unaudited)
For the years ended June 30, 2022 and 2021

	Preferred stock	Common Stock	Additional Paid-In Capital	APIC - Stock Compensation	Accumulated Deficit	Total Stockholders' Equity
	$	$	$	$	$	$
Balance at July 1, 2020	45	99	2,203,025	1,374,960	(2,603,095)	975,034
Net loss	-	-	-		(2,541,662)	(2,541,662)
Issuance of 93,504 shares of common stock for exercise of stock options	-	1	17,765		-	17,766
Stock compensation expense	-	-	-	515,103	-	515,103
Issuance of 3,004,224 shares of Preferred Stock	30	-	2,729,308		-	2,729,338
Balance at June 30, 2021	75	100	4,950,098	1,890,063	(5,144,757)	1,695,579
Net loss	-	-	-		(2,081,237)	(2,081,237)
Issuance of 97,362 shares of common stock for exercise of stock options	-	1	18,498		-	18,499
Stock compensation expense	-	-	-	156,879	-	156,879
Balance at June 30, 2022	75	101	4,968,596	2,046,942	(3,063,520)	3,952,194

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Statement of Cash Flows (Unaudited)
For the years ended June 30, 2022 and 2021

	2022	2021
	$	$
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(2,081,237)	(2,541,662)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
(Gain) on PPP forgiveness	-	(145,255)
Depreciation and amortization	333	333
Share based compensation	156,879	515,103
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	157,212	370,181
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	(19,182)	(23,154)
Deposits	(4,990)	(15,000)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	43,668	40,362
Net Cash Provided by (Used in) Operating Activities	(1,904,529)	(2,169,273)
Cash Flows from Financing Activities		
Proceeds from issuance of Preferred Stock	-	2,729,338
Proceeds from issuance of SAFE's	450,000	-
Proceeds from exercise of stock options	18,499	17,766
Net Cash Provided by (Used in) Financing Activities	468,499	2,747,104
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(1,436,030)	577,831
Cash, cash equivalents, and restricted cash at beginning of year	1,789,235	1,211,404
Cash, Cash Equivalents, and Restricted Cash at End of Year	353,205	1,789,235

Notes to the Financial Statements

Mainvest Holdings Corp.

Notes to the Financial Statements

For the years ended June 30, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Mainvest Holdings Corp. (the Company) is the parent company of Mainvest, Inc., an investment platform that connects brick & mortar businesses with investors to enable communities to decide which entrepreneurs received the capital they need. The Company is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in the State of Delaware in 2018.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Principles of consolidation

The financial statements include the accounts of Mainvest Holdings Corp. and its wholly-owned subsidiary, Mainvest, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

d. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

g. Concentration of credit risk

The Company maintains its cash with major financial institutions, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

h. Receivables

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer receivables. Receivables are written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the customer agreement. As of June 30, 2022, and June 30, 2021, the Company had not recorded an allowance for doubtful accounts.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

i. Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets consist of domain name costs that have been capitalized and are presented net of accumulated amortization. The Company amortizes its domain name asset ratably over a 15-year useful life.

The Company reviews its long-lived assets, including finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

j. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a June 30 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. The Company sustained net operating losses during fiscal years 2021 and 2022. Net operating losses will be carried forward to reduce taxable income in future years. As of June 30, 2022 and 2021, the Company had federal net operating loss carryovers of $6,525,124 and $4,683,883, respectively. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to record a valuation allowance against all deferred tax assets. The Company intends to continue maintaining a full valuation allowance on deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the States of Delaware and Massachusetts.

k. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company primarily derives revenues from flat and variable fees based on the amount invested in an offering. The Company recognizes revenue once a campaign has reached an agreed-upon minimum funding amount. The Company also recognizes income on services provided through a campaign as those services are provided.

l. Cost of revenues

Cost of revenues consists of payroll costs, software subscription fees, hosting expenses, bad actor checks

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

and other costs to provide services to issuers and run the platform.

2. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	2022	2021
	$	$
Cash and cash equivalents		
Business checking deposit accounts	349,711	606,970
Money market accounts	3,494	1,182,265
Total	353,205	1,789,235

3. Deposits

The Company maintains a deposit balance with their agent to cover transaction funds for the purpose of covering charge-backs and ACH returns that happen in the normal course of business.

4. Domain name

The Company's domain name intangible asset consists of the following as of June 30, 2022 and 2021:

	2022	2021
	$	$
Domain name	5,000	5,000
Accumulated amortization	(749)	(416)
Domain name, net	4,251	4,584

Amortization expense over the next five years is as follows:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

	$
2023	333
2024	333
2025	333
2026	333
2027	333
Total	1,665

5. Accounts payable and accrued liabilities

Accounts payable and accrued expenses consist of the following:

	2022	2021
	$	$
Accounts payable and accrued expenses		
Trade accounts payable	71,787	5,864
Accrued credit card liabilities	11,447	33,756
Interest payable	2,285	2,231
Total	85,519	41,851

6. Related party debt

In October 2018, the Company received the principal amount of $17,797 in a promissory note with its CEO and founder, Nicholas Mathews. The note accrues interest at a rate of 2.42% per annum and the principal and interest is due on December 31, 2024.

In April 2019, the Company received the principal amount of $75,000 in a promissory note with its CEO and founder, Nicholas Mathews. The note accrues interest at a rate of 2.42% per annum and the principal and interest is due on December 31, 2024.

The Company recognized $2,285 and $2,231 in interest expense on these notes for the years ended June 30, 2022 and 2021, respectively.

7. PPP Loan

On April 28, 2020, the Company received loan proceeds in the amount of $145,255 under the Paycheck

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

Protection Program (PPP) which was established as part of the Coronavirus Aid, Relief and Economic Security (CARES) Act and is administered through the Small Business Administration (SBA). During fiscal year 2021, the Company received notification from the SBA that they had been granted full forgiveness of the loan and has recorded forgiveness of the principal and accrued interest as Other Income for the year ended June 30, 2021.

8. SAFE notes

In May 2022, the Company issued Simple Agreements for Future Equity ("SAFE's") to five investors totaling $450,000. Included in this issuance was $150,000 issued to the Company's founder and CEO. The SAFEs are automatically convertible into SAFE Preferred Stock on the completion of an equity financing. have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a post-money valuation of $18,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

As of June 30, 2022, the SAFE agreement had not been converted into equity, nor had any terminated or expired based on the terms of the agreements. As of June 30, 2022, the Company had $450,000 of SAFE obligations outstanding.

9. Equity incentive plans

The Company's Board of Directors adopted a Stock Option and Grant Plan during 2018. The maximum number of shares that may be issued under the plan is 1,500,000 shares of the Company's common stock. The term of each Stock Option shall be fixed by the Committee, but no Stock Option shall be exercisable more than ten years from the Grant Date. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the Grant Date.

As part of the Stock Option and Grant Plan, the Company also granted the Board of Directors the authority to issue Restricted Stock Awards. The terms and conditions of each such Award Agreement shall be determined by the Board of Directors, and such terms and conditions may differ among individual awards and grantees.

The Company accounts for stock options under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	June 30, 2022	June 30, 2021
Expected life (years)	7.45	8.36
Risk-free interest rate	3.00%	1.01%
Expected volatility	75%	63%
Annual dividend yield	0	0
Fair value of stock option	$0.13	$0.12

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is based on the expiration date of the grants. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

A summary of stock option activity is provided below:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

	Total Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Outstanding at beginning of the year	821,107	0.16	32,004	9.31
Granted	938,202	0.20	-	9.63
Exercised	93,504	0.19	-	8.30
Expired/Cancelled	487,798	0.20	-	9.13
Outstanding at June 30, 2021	1,178,007	0.17	31,418	9.03
Exercisable Options at June 30, 2021	210,715	0.12	16,978	8.36

	Total Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Outstanding at beginning of the year	1,178,007	0.17	31,418	9.03
Granted	339,576	0.20	-	8.11
Exercised	97,362	0.19	-	8.18
Expired/Cancelled	638,757	0.20	-	9.15
Outstanding at June 30, 2022	781,464	0.16	29,288	8.73
Exercisable Options at June 30, 2022	491,699	0.15	25,284	8.28

A summary of Restricted Stock Award compensation arrangements is provided below:

	2022	2021
Beginning shares granted	9,921,494	9,921,494
Granted during the period	-	-
Cumulative Vested	9,921,494	9,343,059
Total Cumulative Shares Granted for Compensation	9,921,494	9,921,494
Ending Shares Remaining to vest	-	569,685

The total amount recorded as equity incentive expense was $156,879 and $515,103 for the fiscal years ended June 30, 2022 and 2021, respectively. These amounts are included in Operating Expenses.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

10. Stockholders' equity

The Company is authorized to issue 21,660,000 shares of common shares with par value of $0.00001. As of June 30, 2022, and 2021, 10,122,360 and 10,024,998 shares have been issued and are outstanding, respectively.

The Company is authorized to issue 7,544,422 shares of Preferred Stock, $0.00001 par value per share. The First Series Seed of Preferred Stock consist of 3,399,705 shares. The Second Series Seed of Preferred Stock consist of 1,118,756 shares. The Third Series Seed of Preferred Stock consist of 3,025,961 shares.

As of June 30, 2022 and 2021, 3,399,705 shares of the First Series Seed of Preferred Stock, 1,118,756 shares of the Second Series Seed of Preferred Stock, and 3,004,224 shares of the Third Series Seed of Preferred Stock were issued and outstanding.

11. Commitments and contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

12. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has sustained operating losses to date and these conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

13. Subsequent events

Management evaluated all activity of the Company through September 21, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.